China Technology Announces Proposed Transaction

HONG KONG, July 9, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC — News; “CTDC” or “the Company”) today announced that on July 5, 2007, the Company has entered into a Term Sheet with China Biotech Holdings Limited (“China Biotech”) in relation to the sale and purchase of the entire issued share capital of Faster Assets Limited (“Faster Assets”) (the “Sale Shares”), a wholly owned subsidiary of China Biotech. Faster Assets ultimately owns a plant, together with the land use rights thereto, subject to the completion of the necessary approval and registration procedures and the issuance of the relevant certificates from the relevant Chinese authorities, at No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China.

China Biotech is the largest shareholder of the Company, holding 24.74% of the issued share capital of CTDC.

According to the Term Sheet, the total consideration of the Sale Shares is RMB46,000,000, subject to the fair market value of the plant and the land use right as set out in the independent valuation report (the “Final Consideration”). The Company shall, at its sole discretion, pay the Final Consideration upon completion to China Biotech by any of the following means: (a) by way of wire transfer to China Biotech designated account in cash in US$ or RMB based on the Exchange Rate of US$1.00 = RMB 7.70; or (b) by way of the issue and allotment of certain number of ordinary shares with par value US$0.01 each of the Company to be issued and allotted to China Biotech (“Consideration Shares”), based on the Final Consideration divided by the average closing price of approximately per share as quoted on the NASDAQ for the last thirty (30) trading days of the Company’s shares immediately preceding to the execution of the Term Sheet; or (c) other means of payment as agreed by both the Company and China Biotech in writing.

The acquisition of the Sale Shares transaction, however, shall be conditional upon the shareholder’s approval at the forthcoming 2007 Annual General Meeting.

About CTDC:

CTDC is engaged in information network security business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the leading Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:

This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.